Exhibit 99.1

Yingli Green Energy Plans to Restructure Repayment Plan for Mid-Term Notes Due in October 2015

BAODING, China, September 30th, 2015 —Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or “the Company”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, today announced that its holding subsidiary, Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), plans to restructure the repayment plan for $157 million USD (1.0 billion RMB) of mid-term notes (“MTNs”) due on October 13th, 2015.

The MTNs were issued by Tianwei Yingli as five-year unsecured notes. The Company expects to receive approximately $138 million USD (875 million RMB) as the compensation (“the Compensation”) from the liquidation of idle land and demolition of facilities held by Fine Silicon, one of the Company’s wholly-owned subsidiaries. The Company believes it will be able to collect a substantial amount of the Compensation to partially repay the MTNs before the end of 2015. The remaining amount of the MTNs is expected to be repaid within one year, and will be collected from various financing sources, including the Company’s collection of accounts receivables.

“The Company has established good will with our major notes-holders through the successful repayment of our mid-term notes due this May, which amounted to $188 million USD, and we are closely communicating with the notes-holders again around this revised repayment plan,” commented Mr. Yiyu Wang, Chief Financial Officer of Yingli Green Energy.

For further clarification, the Company will host a conference call at 8:00 AM U.S. Eastern Daylight Time (GMT+8, 8:00 PM), on September 30th, 2015. The Company’s managements will attend the conference call and answer questions from our investors and the market.

The dial-in details for the live conference call are as follows:

— U.S. Toll Free Number: +1-866-519-4004

— International Dial-in Number: +1-845-675-0437

— Passcode: 50659985

A replay of the conference call will be available until October 8, 2015 by dialing:

— U.S. Toll Free Number: +1-855-452-5696

— International Dial-in Number: +1-646-254-3697

— Passcode: 50659985

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com